Exhibit 99.1

Footnote 1

On April 13, 2017, Dividend Capital Total Advisors LLC (the "Advisor") agreed that 208,066 restricted stock units ("Company RSUs") originally granted to the Advisor by Dividend Capital Diversified Property Fund Inc. (the "Company") would not vest. Each relinquished Company RSU would have, upon vesting, been settled in one share of the Company's Class I common stock. The Company RSUs were subject to specified vesting and settlement provisions and, upon settlement in Class I shares of Company common stock, would require an offset of advisory fees and expenses otherwise payable from the Company to the Advisor based on an average value of $7.21 per share. Because the underlying shares will not vest and be delivered to the Advisor, no offset of advisory fees and expenses otherwise payable from the Company to the Advisor will occur with respect to these Company RSUs.  However, in consideration of the Advisor’s agreement to relinquish these Company RSUs, the Company agreed to reduce future offsets of advisory fees and expenses in connection with vesting and settlement of other Company RSUs by $33,257, which amount reflects an increase in net asset value per Class I share since the grants of certain of the relinquished Company RSUs. Thus, on average the shares underlying the relinquished Company RSUs were valued at $7.37 per share.